EXHIBIT 14.1
CODE OF BUSINESS CONDUCT AND ETHICS

October 1, 2014

This Code of Business Conduct and Ethics (this "Code") is designed to

•	provide you with guidance in addressing potentially troublesome situations involving SMSA Gainesville Acquisition Corp. and our subsidiaries (the "Company"),

•	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, and

•
promote full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or furnish to, the Securities and Exchange Commission (the "SEC") and in other public communications made by the Company.

In any business there exists the possibility that an employee's, officer's or director's personal interests or those of any of such person's family may conflict with the interests of the employer. You should do your utmost to avoid situations where conflicting loyalties may cause you to compromise your principles and responsibilities for personal gain. Also, you should avoid situations where a conflict of interest may arise due to the involvement of your spouse, immediate family or members of your household.

This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all of our employees, officers and directors. The absence of a guideline covering a particular situation does not relieve you from the responsibility to operate with the highest ethical standards of business conduct. All of our employees, officers and members of our Board of Directors (the "Board") must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by our agents and representatives, including consultants.

Obeying the law, both in letter and in spirit, is the foundation on which this Company's ethical standards are built. All employees, officers and directors must respect and obey the applicable governmental laws, rules and regulations of the cities, states and countries in which we operate. Although not everyone is expected to know the details of all of such laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor or our Chief Financial Officer how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Question 27.

General

1. To whom does this Code apply?

This Code is applicable to the members of the Board and all of our officers and employees. Where appropriate to the context, the term "employee," "officer," "director" or "you" shall include your immediate family, your spouse's immediate family and members of your household.

2. What are my responsibilities under this Code?

You are responsible for:

•	becoming thoroughly familiar with this Code,

•	maintaining an understanding of the standards presented in this Code and complying with the standards presented in this Code, and

•	upon request of your supervisor or an executive officer, correcting any variance with these standards to bring the situation and/or activities into full compliance.

Confirming your understanding and compliance with this code on an annual basis

3. What are our responsibilities under this Code?

SMSA will distribute copies of this Code to all current employees, officers and directors and to future employees, officers and directors when they are hired or become a member of the Board, as the case may be. We will, as part of our regular audit process, test compliance with this Code. The Company will also periodically review these standards and make appropriate additions or changes and will promptly inform employees, officers and directors of all changes to this Code.

Conflicts of Interest

4. When does a conflict of interest exist?

A conflict of interest exists when a person's private interests interfere in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her duties objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company.

It is almost always a conflict of interest for an employee to work simultaneously for a competitor, customer or supplier. See Question 10. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or our Chief Financial Officer. Any employee, officer or director who becomes aware of an actual or potential conflict of interest should bring it to the attention of a supervisor or our Chief Financial Officer or consult the procedures described in Question 27.

Confidentiality of Company Information

5. Why does certain Company information need to remain confidential?

Safeguarding the confidential nature of information concerning the Company’s transactions, present and prospective customers, suppliers, and shareholders is essential to the conduct of Company business. Caution and discretion are required in the use of such information and in sharing it only when required in the normal course of business. Confidential records of the Company are not to be removed from the premises without prior consent of the Chief Financial Officer

While the Company’s normal operations require the full flow of information throughout the organization, confidential information available to one department or division of the Company should be communicated to other departments or divisions only when required in the normal course of business.

Confidential information obtained as a result of employment with the Company is not to be used as a means of obtaining personal gain or for the private use of others. Researching information from Company records about customers or other employees for non-business related reasons is prohibited. Use or disclosure of such knowledge or information in an inappropriate manner can result in civil and/or criminal penalties, both for the employee and for the Company.

Only authorized Company representatives are to release information to the public. All media inquiries must be referred to the Chief Financial Officer.

Trading in Company Securities

6. Can I buy and sell our securities?

If you know any material information about the Company which has not been disclosed to the public (otherwise known as "inside information") you are prohibited by law and Company policy from engaging in transactions in the Company's stock until such information is disclosed to the public. If you do conduct transactions in the Company's stock while in possession of material nonpublic information, it is more than a violation of our ethical standards. The Securities Exchange Act of 1934 prohibits insider trading and deceptive practices in stocks and securities. If you violate these provisions, you could be subject to both civil and criminal penalties. If you have any questions regarding buying or selling our stock, please consult with our Chief Financial Officer prior to engaging in any such transaction.

Use of Company Information

7. What is considered "material information"?

In general, material information is information which a prudent investor would consider important in reaching a decision to buy or sell stock. Although the following list is not exclusive, it provides several examples of what is generally considered material information:

•	Projections of future earnings or losses or other earnings guidance.

•	Earnings that are inconsistent with the consensus expectations of the investment community.

•	A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.

•	A change in management.

•	Major events regarding the Company's securities, including the declaration of a dividend or stock split or the offering of additional securities.

•	Financial liquidity problems.

•	Actual or threatened major litigation, or the resolution of such litigation.

•	New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.

•	A significant change in inventory, including increases or decreases in obsolete items or the accounting reserves established therefor.

•
The results of operations during any period of any division, subsidiary, or segment, or any significant changes in the components thereof, including its sales, costs of goods sold, or items of expense.

These same criteria also apply to material nonpublic information about our customers and suppliers.

8. What happens if I disclose material nonpublic information to others?

If you possess material nonpublic information, you may not disclose such information to any other person (including family members). If you do disclose such information and others trade in our securities based on that information, you can be subject to criminal and civil penalties.

Information is a key corporate asset and is considered the property of the Company. Even inadvertent release of business or technical information to third parties may help our competitors by providing them with solutions to an important problem or by allowing them to avoid costly research and development activities. If competitors gain even a very general sense of what we intend to bring to market, it may give them a head start in countering whatever advantages we might have had with our customers. If you have access to proprietary and confidential information, you must take every precaution to keep it proprietary and confidential. Unauthorized disclosure of our proprietary and confidential information could be extremely harmful and could be the basis of legal action against both the Company and the person disclosing the information.

Financial Reporting

9. What are my obligations with respect to financial reporting?

As a public company, the integrity of our recordkeeping and reporting systems is of utmost importance. We are required to keep books and records which accurately and fairly reflect our transactions and the dispositions of our assets. All of our books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect our transactions and must conform to applicable legal requirements and to our system of internal controls. You are forbidden to use, authorize, or condone the use of "off-the-books" bookkeeping, secret accounts, unrecorded bank accounts, slush funds, falsified books, or any other devices that could be utilized to distort our records or reports or our true operating results and financial condition.

Outside Employment and Activities

10. What is "moonlighting" and is it permitted?

Generally speaking, "moonlighting" is defined as working at some activity for personal gain outside of your job with the Company. We expect you to devote your full time and attention to your commitment to the Company. As an employee of the Company, you should avoid outside employment or activities which would impair effective performance of your responsibilities to the Company, either because of excessive demands on your time or because of the nature of the employment or activity. If you are a full-time or salaried employee and you wish to engage in a trade or profession similar to the services you provide to the Company, you must obtain the prior written approval of your Company supervisor. If you are a member of the Board and you wish to serve on the board of directors of an entity engaged in a business similar to ours, you must obtain the prior written approval of the Board. Part-time employees are not required to obtain approval, however they must maintain compliance with all other aspects of this Code.

11. Can I have an ownership interest in our customers or suppliers?

You should avoid any direct or indirect financial interests which might influence your decisions or actions as a Company employee. These interests could include, among other things, a personal or family interest in a customer or a supplier if that interest represents a material part of your net worth or income. You should also avoid investments or other financial interests in businesses which compete with ours. These prohibitions do not include passive investments of not more than 1% of the total outstanding shares of any public company or investments in a single company that do not constitute a significant portion of your net worth.

Unfair Competition

12. What is unfair competition?

Trade laws and regulations inside and outside of the U.S. are designed to foster a competitive marketplace and prohibit activities in restraint of trade. Generally, any actions taken either individually, or in combination with others, which are predatory toward a competitor or by their nature restrain competition, are most likely violations of one or more antitrust laws. In order to avoid violations of such laws, as an employee of the Company you may not enter into or discuss any arrangement or understanding with any third party which restricts the Company's or any one else's pricing policies, the terms upon which our products and services may be sold to others, the number and type of products manufactured or sold, or which might in any way be construed as dividing customers or sales territories with a competitor.

Gifts, Bribes and Kickbacks

13. A supplier wants to give me a gift. Is this acceptable?

You may not solicit gifts, gratuities, or any other personal benefit or favor of any kind from any supplier or potential supplier. Gifts include not only merchandise and products, but also personal services, theatre tickets, and tickets to sporting events. You may not under any circumstances accept gifts of money.

You may accept unsolicited non-monetary gifts provided (a) they are items of nominal intrinsic value under $50.00, or (b) they are advertising or promotional materials, clearly marked with company or brand names. If a proposed gift is of greater than nominal value, you should consult with the Company's Chief Financial Officer prior to accepting any gift.

14. A supplier wants to take me to a professional sporting event. Can I go?

You should not encourage or solicit entertainment from any individual or company with which we do business. Entertainment includes, but is not limited to, activities such as dinner parties, theatre parties or sporting events. From time to time, employees may accept unsolicited entertainment, but only under the following conditions:

•	the entertainment occurs infrequently,

•	the entertainment involves reasonable, not lavish, expenditures, and

•	the entertainment takes place in settings that are appropriate and fitting to employees and their hosts.

15. Are there restrictions on gifts or entertainment we can offer our customers and suppliers?

You should deal with all of our customers and potential customers honestly and fairly. You may not offer any customer, supplier or potential customer or supplier any bribes, kickbacks, under-the-table payments or other similar improper favors. Improper favors include any payment for the benefit of any representative of any supplier or customer and may include the following:

•	gifts of other than nominal value under $50.00,

•	cash payments by employees or agents of the Company,

•	the uncompensated use of Company services, facilities or property, unless otherwise authorized by the Company, and

•	loans, loan guarantees or other extensions of credit.

This Code does not prohibit expenditures of reasonable amounts for meals and entertainment of suppliers and customers which are an ordinary and customary business expense, if they are otherwise lawful. Expenditures of this type should be included on expense reports and approved under standard Company procedures.

16. What are "kickbacks" and are they permitted?

A kickback is an undisclosed payment or favor which an employee receives from a third party. It is our policy that corporate purchases of goods or services must not lead to our employees or their families receiving personal kickbacks or rebates. Acceptance of a kickback or similar favor could lead to termination of your employment.

Interaction with and Payments to Governmental Officials

17. How should I deal with government officials?

From time to time, you may come in to contact with government officials on a wide variety of matters. Employees who make these contacts have a special responsibility to uphold our reputation. If you are in contact with government officials, you should have a thorough understanding of lobbying laws and public disclosure requirements. This information may be obtained by contacting our Chief Financial Officer. You may not make any form of payment, direct or indirect, to any public official as an inducement to having a law or regulation enacted or defeated.

18. What is the Foreign Corrupt Practices Act?

The Foreign Corrupt Practices Act was enacted in 1977 to penalize U.S. companies and their employees for bribing foreign officials, governments and political parties in order to secure business. U.S. Companies are responsible for all actions of any subsidiary or venture even if the subsidiary is in a foreign territory. Among other things, it made foreign bribery a crime and mandated accounting control requirements to prevent off-the-book slush fund payments, kickbacks and other forms of unlawful or improper remuneration. While certain facilitating payments, where necessary to expedite or secure performance of routine governmental actions outside of the United States, are not illegal, you must obtain prior approval from our Chief Financial Officer before a facilitating payment may be offered.

If you violate the Foreign Corrupt Practices Act, the Company could be subject to a criminal fine of up to $2,000,000 and you could be subject to a criminal fine of $100,000 plus up to five years imprisonment. You could also be subject to a civil penalty of $10,000. The Company expects strict compliance with this law as well as the other laws of the United States and of any foreign country in which the Company operates or conducts business. Any uncertainties regarding the application of a law, whether domestic or foreign, should be clarified by contacting our Chief Financial Officer.

Political Contributions

19. Can the Company make political contributions?

Federal law and most state laws prohibit a corporation from contributing to a political campaign or to a political party. Improper corporate contributions could take the form of use of corporate facilities (for example, use of a photocopy machine to reproduce campaign literature) as well as cash contributions. If you participate in partisan political activities, you must never imply that you speak or act for the Company.

20. Can I participate in political activities?

Our system of government is built on individual participation in the political process. Accordingly, we will not condone any corporate action, direct or indirect, which would infringe on the right of each of our employees to decide individually whether, to whom, and in what amount, he or she will make personal political contributions of money or personal services.

Paid Time Off (PTO)

21. Do I have any responsibility for personal conduct related to my taking PTO time?

As part of utilizing the Company’s PTO benefit, employees are expected to complete and submit to their supervisor a PTO tracking form for any time away from work that has been authorized for this purpose. Doing so enables the Company to properly track these absences. All other details regarding the terms and conditions of the Company’s PTO benefit can be found in your Employee Handbook.

Senior Financial Officers

22. Are our Senior Financial Officers subject to any additional standards of conduct?

Like all of our employees, our Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and any person performing similar functions must engage in honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.  These officers must provide, or cause to be provided, full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or furnish to, the SEC and in other public communications made by the Company.  These officers must also comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of any exchange our stock may be trading.

All violations of this Code by the Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, or any person performing similar functions must be reported to the Audit Committee immediately.  These officers' adherence to the foregoing standards is a condition of employment with the Company.  Violations are serious matters and will result in disciplinary action, up to and including termination of employment.

Waivers of this Code

23. Can provisions of this Code be waived?

There will be no waiver of any part of this Code with respect to any employee that is not an officer or director of the Company except by our Chief Executive Officer, who may condition any such waiver upon receiving approval of the Board. There will be no waiver of any part of this Code with respect to any officer or director of the Company except by the Board or a committee designated by the Board. Any waivers of this Code will be promptly disclosed as required by law or exchange.

Violations of this Code

24. To whom should I report violations?

You should immediately report any suspected violation of this Code to your supervisor or the Chief Financial Officer.  Supervisors receiving such reports should promptly and thoroughly investigate such reports and consult with our Chief Financial Officer, who will consult with our legal counsel.  If you are still concerned after speaking with your supervisor or the Chief Financial Officer (for whatever reason), you should call our anonymous hotline upon establishment to report any suspected violations.

25. Will I get in trouble for reporting violations?

It is the Company's policy not to allow retaliation for reports of misconduct by others made in good faith by employees, officers and directors. You are expected to cooperate in internal investigations of misconduct.

26. What are the consequences of violating this Code?

You will be held accountable for your compliance with this Code. If a violation of this Code is discovered, appropriate corrective action will be taken immediately. Violations may require restitution by the offending employee, officer and/or director, and could lead to civil or criminal action. Violations may be grounds for termination.

27. How should I approach a particular situation that might give rise to violation of this Code?

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

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Ask yourself, "What specifically am I being asked to do?" Does it seem unethical or improper? This will enable you to focus on the specific question with which you are faced, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor's responsibility to help solve problems.

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Seek help from Company resources. In case it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with a manager, the Human Resources department or the Chief Financial Officer.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees, officers or directors for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.